As filed with the Securities and Exchange Commission on September 2, 2011

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

COMMERZBANK AKTIENGESELLSCHAFT

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

FEDERAL REPUBLIC OF GERMANY

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing Ordinary Shares, of Commerzbank Aktiengesellschaft	100,000,000 American Depositary Shares	$5.00	$5,000,000	$580.50

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Reg. No. 333-11202 and 333-125896).

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of American Depositary Receipt (“ADR”) Filed Herewith as Prospectus
1. Name and address of depositary	Face of ADR and Paragraph (2)
2. Title of American Depositary Receipts and identity of deposited securities	Face of ADR - top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of ADR - upper right corner
(ii) The procedure for voting, if any, the deposited securities	Paragraphs (8), (12) and (13)
(iii) The collection and distribution of dividends	Paragraphs (11) and (14)
(iv) The transmission of notices, reports and proxy soliciting material	Paragraphs (10), (12) and (13)
(v) The sale or exercise of rights	Paragraph (11)
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (11) and (14)
(vii) Amendment, extension or termination of the deposit agreement	Paragraphs (16) and (17)
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (2)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), (5), (6), (7) and (8)
(x) Limitation upon the liability of the depositary	Paragraph (15)

3. Fees and Charges	Paragraph (9)

Item – 2.

Available Information

Public reports furnished by issuer	Paragraph (10)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of December 15, 1999, as amended and restated as of ____________, 2011, among Commerzbank Aktiengesellschaft, The Bank of New York Mellon as Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter agreement among Commerzbank Aktiengesellschaft and The Bank of New York dated as of December 15, 1999, relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 2, 2011.

Legal entity created by the agreement for the issuance of American Depositary Shares for Ordinary Shares, of Commerzbank Aktiengesellschaft

By:

The Bank of New York Mellon,

  As Depositary

By:  /s/ Joanne Di Giovanni Hawke

Name:  Joanne Di Giovanni Hawke

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, COMMERZBANK AKTIENGESELLSCHAFT has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Frankfurt, Germany on September 2, 2011.

COMMERZBANK AKTIENGESELLSCHAFT

By:  /s/ Jüergen Ackermann

Name:  Jüergen Ackermann

Title:    Head of Investor Relations

By:  /s/ Ute Heiserer-Jaeckel

Name:  Ute Heiserer-Jaeckel

Title:    Investor Relations Manager

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on September 2, 2011.

/s/ Martin Blessing
Martin Blessing
Principal Executive Officer

/s/ Dr. Eric Strutz
Dr. Eric Strutz
Principal Financial Officer / Principal Accounting Officer

/s/ Frank Annuscheit
Frank Annuscheit
Member of the Board of Managing Directors

________________________________
Markus Beumer
Member of the Board of Managing Directors

/s/ Jochen Klösges
Jochen Klösges
Member of the Board of Managing Directors

/s/ Michael Reuther
Michael Reuther
Member of the Board of Managing Directors

________________________________
Dr. Stefan Schmittmann
Member of the Board of Managing Directors

/s/ Ulrich Sieber
Ulrich Sieber
Member of the Board of Managing Directors

________________________________
Martin Zielke
Member of the Board of Managing Directors

/s/ Carsten Schmitt
Carsten Schmitt
Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of December 15, 1999, as amended and restated as of __________, 2011, among Commerzbank Aktiengesellschaft, The Bank of New York Mellon as Depositary,  and all Holders and Beneficial Owners from time to time of American  Depositary Shares issued thereunder.

2

Letter agreement among Commerzbank Aktiengesellschaft and The Bank of New York dated as of December 15, 1999, relating to pre-release activities

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.